EXHIBIT 12.2

FORM 10-Q
PACCAR FINANCIAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT
BETWEEN THE COMPANY AND PACCAR
(Millions of Dollars)

	Six Months Ended
	June 30
	2002	2001
	(Unaudited)

FIXED CHARGES
Interest expense	$61.3	$95.0
Facility and equipment rental	.8	.8

TOTAL FIXED CHARGES	$62.1	$95.8

EARNINGS
Income before taxes	$12.4	$7.2
Depreciation	6.6	6.5

	19.0	13.7
Fixed charges	62.1	95.8

EARNINGS AS DEFINED	$81.1	$109.5

RATIO OF EARNINGS TO FIXED CHARGES	1.31x	1.14x